Exhibit 99.1

Scienjoy Announces Strategic Alliance with Snipp to Launch New Loyalty and Rewards System and Explore Bitcoin and NFT Rewards for Its Approximately 250 Million Users and 300,000 Broadcasters

BEIJING, April 6, 2021 /PRNewswire/ -- Scienjoy Holding Corporation ("Scienjoy", the "Company") (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced that, through its wholly owned subsidiary, Scienjoy Inc., it has entered into a strategic alliance (the “Alliance”) via a Master Services Agreement with Snipp Interactive Inc. (“Snipp”) (TSX-V: SPN; OTC: SNIPF), a global provider of digital marketing promotions, rebates, and loyalty solutions. Through the Alliance, both parties will explore different ways of incorporating Snipp’s Customer Acquisition, Retention and Engagement (C.A.R.E) platform into Scienjoy’s suite of mobile applications. The initial cooperative exploration between both parties are expected to focus on the following two areas:

First, Scienjoy will combine its in-app currency solution with Snipp’s loyalty and rewards engine to develop a new loyalty and rewards system. This will enable Scienjoy to augment its user experience, cultivate additional revenue streams, and explore the potential of using cryptocurrencies on its platform. As part of this system, Scienjoy will utilize Snipp’s platform to provide Scienjoy’s broadcasters and users with more opportunities to earn points through engagement. Broadcasters and users will be able to redeem these points for various digital rewards, including Scienjoy’s virtual currency, Bitcoin gift cards, retailer gift cards, trinkets, and more. Beyond enhancing Scienjoy’s user acquisition, retention, and engagement capabilities, this new loyalty and rewards system will also serve as an additional monetization channel for the Company, as third-party brands interested in reaching Scienjoy’s sizable user base will be able to sponsor events, broadcasters, and live broadcasts through the system.

Second, both parties will work together to enable broadcasters to mint their own non-fungible tokens (“NFTs”) on Scienjoy’s platform and allow users to utilize the points they have accumulated through the new loyalty and rewards system to bid on and purchase NFT “momentos” from their favorite broadcasters. In addition to strengthening the relationships between broadcasters and their fans, this initiative will provide broadcasters with more monetization opportunities, augment broadcaster loyalty, and attract more new creative talent to Scienjoy’s platform.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “With approximately 250 million users and 300,000 broadcasters across our ecosystem, we are well-positioned to help our partners increase their outreach efficacy. Snipp’s cutting-edge technology and loyalty solutions will serve to further strengthen our value propositions for users and broadcasters alike. Our decision to explore the usage of both cryptocurrencies and NFTs through this strategic alliance further underscores our commitment to integrating those solutions that are new, innovative, aligned with our business objectives, and capable of fueling our long-term growth trajectory.”

Mr. Atul Sabharwal, founder and Chief Executive Officer of Snipp, commented, “We are excited to partner with Scienjoy and leverage its established infrastructure to make our initial foray into the Chinese market. By connecting to Scienjoy’s substantial user base and talented broadcaster pool, we will be able to provide our portfolio of global brands and Fortune 500 clients with highly targeted marketing programs in the region. We continue to receive interest from markets outside of North America and look forward to building our presence in these areas going forward.”

About Scienjoy Holding Corporation Limited:

Founded in 2011, Scienjoy is a leading mobile live streaming platform in China, and its core mission is to build a live streaming service matrix that delivers pleasant experience to users. With more than 243 million registered users, Scienjoy currently operates four brands of live streaming platforms, consisting of: Showself, Lehai, Haixiu, and BeeLive (including Mifeng, BeeLive Chinese version, and BeeLive International for international markets). Scienjoy adopts multi-platform operation strategies and is committed to providing high quality and value-added services for users with innovative thinking. Based on the in-depth understanding and research of the live streaming industry and user behavior, Scienjoy is devoted to building a second life world in which the virtual world and the reality are integrated within the live streaming scenario, deeply integrating the industry through diversified live broadcasting scenarios, and empowering the industry by building a content-rich and vibrant Live Streaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Vancouver, Canada with a presence across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF.

Safe Harbor Statement

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company's filings with the Securities and Exchange Commission ("SEC") from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Contacts

Ray Chen
VP, Investor relations
Scienjoy Inc.
+86-010-64428188
ray.chen@scienjoy.com

Jack Wang
ICR Inc.
+1 (212) 537-9254
scienjoy.ir@icrinc.com